SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Occam Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

67457P309
(CUSIP Number)

Ilex Partners, L.L.C. 650 Madison Avenue, 17th Floor, New York, New York 10022 (212)371-7300

Lattanzio Chen Management, L.L.C. 650 Madison Avenue, 17th Floor, New York, New York 10022 Attn: Herbert Chen (212)849-6609

Derek Sheeler Santa Monica, 6 Bis, Bd d'Italie, 98000 Monaco, Monaco +33 678 639 681

Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attn: Eleazer Klein (212)756-2376
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on following pages)

(Page 1 of 15 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67457P309	SCHEDULE 13D	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Ilex Partners, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,839,983
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,839,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,839,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 67457P309	SCHEDULE 13D	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Steinhardt Overseas Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,839,983
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,839,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,839,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 67457P309	SCHEDULE 13D	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Michael H. Steinhardt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,839,983
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,839,983
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,839,983
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 13.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Herbert Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 422,500
	8	SHARED VOTING POWER 167,500
	9	SOLE DISPOSITIVE POWER 422,500
	10	SHARED DISPOSITIVE POWER 167,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 590,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON John Lattanzio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 105,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Lattanzio Chen Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 105,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 67457P309	SCHEDULE 13D	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Lattanzio Chen Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 105,000
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 105,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 105,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 67457P309	SCHEDULE 13D	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Chen Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 62,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 62,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 62,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 67457P309	SCHEDULE 13D	Page 10 of 15 Pages

1	NAME OF REPORTING PERSON Derek Sheeler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 556,570
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 556,570
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 556,570
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 67457P309	SCHEDULE 13D	Page 11 of 15 Pages

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (“Amendment No. 1”) amends Items 3, 4 and 5 of the Schedule 13D filed on September 27, 2010 (the “Schedule 13D”) by Ilex Partners, L.L.C. ("Ilex"), Steinhardt Overseas Management, L.P. ("SOM"), Michael H. Steinhardt ("Mr. Steinhardt"), Lattanzio Chen Partners, L.P. ("LCP"), Lattanzio Chen Management, LLC ("LCM"), Chen Capital Partners, L.P. ("CCP"), Herbert Chen ("Mr. Chen"), John Lattanzio ("Mr. Lattanzio"), and Derek Sheeler ("Mr. Sheeler" and collectively with Ilex, SOM, Mr. Steinhardt, LCP, LCM, CCP, Mr. Chen and Mr. Lattanzio, the "Reporting Persons") relating to the shares of common stock, par value $0.001 per share (the "Shares"), of Occam Networks, Inc., a Delaware corporation (the "Issuer").

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

A total of approximately $230,000 was received by LCP in the transaction regarding the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On October 6, 2010, Mr. Steinhardt, Mr. Chen, Mr. Sheeler, SOM and Ilex, on behalf of themselves, individually, and all other similarly situated stockholders of the Issuer (collectively, the "Plaintiffs") filed a complaint in the Delaware Chancery Court against Robert Howard-Anderson, Steven Krausz, Robert About, Robert Bylin, Thomas Pardun, Brian Strom and Albert Moyer (collectively, the "Defendants") alleging, among other things, that the proposed acquisition of the Issuer by Calix, Inc. (the "Acquisition") violates the fiduciary duties owed by the Defendants to the Plaintiffs.  In particular, the complaint alleges that (i) the Acquisition is unfair to the Issuer's public stockholders and represents an effort by the Defendants to aggrandize their own financial position and interests at the expense of the Plaintiffs and (ii) the Defendants have breached their fiduciary duties to the Issuer's stockholders by failing to engage in an honest and fair process that maximizes stockholder value.

From time to time the Reporting Persons and their representatives and advisors may communicate with other stockholders, industry participants, advisors and other interested parties concerning the complaint and the matters referenced therein and raised thereby.  Other interested stockholders and parties may choose to be added to the complaint and may act in concert with the Reporting Persons and other stockholders as to any such matters.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Item 5 of the Schedule 13D is hereby amended as follows:

CUSIP No. 67457P309	SCHEDULE 13D	Page 12 of 15 Pages

D.	Lattanzio Chen Partners, L.P.
	(a)	As of the date hereof, LCP may be deemed the beneficial owner of 105,000 Shares.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct the vote: 105,000
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 105,000
(c)
The transactions in the Shares since the filing of the Schedule 13D by LCP, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

	(d)	No person other than LCP is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

F.	Lattanzio Chen Management, LLC
	(a)	As of the date hereof, LCM, as the investment manager of LCP, may be deemed the beneficial owner of the 105,000 Shares held by LCP.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct the vote: 105,000
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 105,000
(c)
The transactions in the Shares by LCP since the filing of the Schedule 13D, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

	(d)	No person other than LCP is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Shares.
	(e)	Not applicable.

G.	Herbert Chen
(a)
As of the date hereof, Mr. Chen (i) may be deemed the beneficial owner of the 422,500 shares held by him, (ii) as general partner of CCP, may be deemed the beneficial owner of the 62,500 Shares held by CCP and (iii) as a managing member of LCM may be deemed the beneficial owner of the 105,000  Shares held by LCP, for a total of 590,000 Shares.

Percentage: Approximately 2.8% as of the date hereof.
	(b)	1.	Sole power to vote or direct the vote: 422,500
		2.	Shared power to vote or direct the vote: 167,500
		3.	Sole power to dispose or direct the disposition: 422,500
		4.	Shared power to dispose or direct the disposition: 167,500
(c)
The transactions in the Shares by LCP since the filing of the Schedule 13D, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.  There have been no transactions in the Shares by CCP or Mr. Chen since the filing of the Schedule 13D.

CUSIP No. 67457P309	SCHEDULE 13D	Page 13 of 15 Pages

(d)	No person other than CCP, LCP and Mr. Chen is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
(e)	Not applicable.

H.	John Lattanzio
	(a)	As of the date hereof, Mr. Lattanzio, as a managing member of LCM may be deemed the beneficial owner of the 105,000 Shares held by LCP.
Percentage: Approximately 0.5% as of the date hereof.
	(b)	1.	Sole power to vote or direct the vote: 0
		2.	Shared power to vote or direct the vote: 105,000
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 105,000
(c)
The transactions in the Shares by LCP since the filing of the Schedule 13D, which were all in the open market unless otherwise noted, are set forth in Schedule B, and are incorporated herein by reference.

	(d)	No person other than LCP is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of such Shares.
	(e)	Not applicable.

By virtue of the joint Letter discussed in Item 4 of the Schedule 13D, which is incorporated by reference herein, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own an aggregate of 3,986,553 Shares, constituting approximately 18.9% of the Shares outstanding. However, (i) Ilex, SOM and Mr. Steinhardt (collectively, the "Steinhardt Reporting Persons") expressly disclaim beneficial ownership of (x) the Shares beneficially owned by LCP, CCP, LCM, Mr. Chen and Mr. Lattanzio (the "LC Reporting Persons") and (y) the Shares beneficially owned by Mr. Sheeler; (ii) CCP, LCP, LCM, and Mr. Lattanzio expressly disclaim beneficial ownership of (x) the Shares beneficially owned by the Steinhardt Reporting Persons, (y) the Shares beneficially owned by Mr. Sheeler and (z) the Shares held by Mr. Chen, (iii) Mr. Sheeler expressly disclaims beneficial ownership of (x) the Shares beneficially owned by the Steinhardt Reporting Persons and (y) the Shares beneficially owned by the LC Reporting Persons and (iv) Mr. Chen expressly disclaims beneficial ownership of (x) the Shares beneficially owned by the Steinhardt Reporting Persons and (y) the Shares beneficially owned by Mr. Sheeler.

The Steinhardt Reporting Persons are responsible for the completeness and accuracy of the information concerning the Steinhardt Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the LC Reporting Persons or Mr. Sheeler, except to the extent that the Steinhardt Reporting Persons know or have reason to believe that such information is inaccurate.

The LC Reporting Persons are responsible for the completeness and accuracy of the information concerning the LC Reporting Persons contained herein, but are not responsible for the completeness or accuracy of the information concerning the Steinhardt Reporting Persons or Mr. Sheeler, except to the extent that the LC Reporting Persons know or have reason to believe that such information is inaccurate.

Mr. Sheeler is responsible for the completeness and accuracy of the information concerning Mr. Sheeler contained herein, but is not responsible for the completeness or accuracy of the information concerning the LC Reporting Persons or the Steinhardt Reporting Persons, except to the extent that Mr. Sheeler knows or has reason to believe that such information is inaccurate.

CUSIP No. 67457P309	SCHEDULE 13D	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 8, 2010

ILEX PARTNERS L.L.C.
By:	Steinhardt Overseas Management, L.P., its Managing Member

By:	/s/ Michael H. Steinhardt
Name:	Michael H. Steinhardt
Title:	General Partner

STEINHARDT OVERSEAS MANAGEMENT, L.P.

By:	/s/ Michael H. Steinhardt
Name:	Michael H. Steinhardt
Title:	General Partner

/s/ Michael H. Steinhardt
Michael H. Steinhardt

LATTANZIO CHEN PARTNERS, L.P.
By:	Lattanzio Chen Management, LLC, its investment manager

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	Managing Member

CHEN CAPITAL PARTNERS, L.P.

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	General Partner

CUSIP No. 67457P309	SCHEDULE 13D	Page 15 of 15 Pages

LATTANZIO CHEN MANAGEMENT, LLC

By:	/s/ Herbert Chen
Name:	Herbert Chen
Title:	Managing Member

/s/ Herbert Chen
Herbert Chen

/s/ John Lattanzio
John Lattanzio

/s/ Derek Sheeler
Derek Sheeler

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person since the filing of the Schedule 13D.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

LATTANZIO CHEN PARTNERS, L.P.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
9/30/2010	(29,946)	7.75